UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Patil, Suhas S.
   21647 Rainbow Drive
   Cupertino, CA  95014
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 29, 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman, EVP Products and
   Technology
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  06/29/96    B        436           A  $14.8750                    D
Common Stock                                  12/28/96    B        467           A  $13.6000     749,162        D
Common Stock                                                                                     70,400         I  by Family
                                                                                                                   Members (1)
Common Stock                                                                                     3,000          I  by Father (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $19.3750        09/25/96       A         5,150                              09/25/00    09/25/06
to buy)
Non-Qualified Stock Option     $19.3750        09/25/96       A         44,850                             09/25/96    09/25/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  09/25/96  Common Stock                   5,150                     5,150         D
to buy)
Non-Qualified Stock Option     09/25/96  Common Stock                   44,850                    44,850        D
(right to buy)

Explanation of Responses:

(1)
The listing of these shares shall not be contrued as an admission of beneficial ownership by the reporting person.  Certian shares are held in trust for benefit of family members and certain shares are directly held by family members.

SIGNATURE OF REPORTING PERSON
/S/ SUHAS S. PATIL
DATE 05/05/97